Registration Statement no. 333-134553

Dated October 26, 2007

Rule 424(b)(2)

Calculation of the Registration Fee

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)(2)
Notes	$25,000,000.00	$767.50

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.
(2)	Pursuant to Rule 457(p) under the Securities Act of 1933, filing fees of $1,550,069.40 have already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form S-3 (No. 333-134553) filed by Lehman Brothers Holdings Inc. and the other Registrants thereto on May 30, 2006, and have been carried forward, of which $767.50 is offset against the registration fee due for this offering and of which $1,549,301.90 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

PRICING SUPPLEMENT NO. 1

(To prospectus dated May 30, 2006

prospectus supplement dated May 30, 2006

underlying supplement no. 990 dated October 25, 2007 and

product supplement no. 830-I, dated October 25, 2007)

MTNI489

100% Principal Protection Barrier Notes

Linked to the FTSE/Xinhua China 25 Index™

Market Strategies to Complement Traditional Fixed Income Investments

Lehman Brothers Holdings Inc. $25,000,000 Notes Linked to the FTSE/Xinhua China 25 Index™ due January 30, 2009

Investment Description

The 100% Principal Protection Barrier Notes Linked to the FTSE/Xinhua China 25 Index™ (the “Notes”) provide 100% principal protection at maturity and potential returns based on the positive performance of the FTSE/Xinhua China 25 Index™ (the “Index”) unless the Index closes above the Index Barrier on any trading day during the Observation Period. If the Index closes more than 43.00% (which percentage we refer as the “Return Barrier”) above the Index Starting Level on any trading day during the Observation Period, at maturity you will receive your principal plus a return equal to the Conditional Coupon Rate. If the Index never closes more than 43.00% above the Index Starting Level on any trading day during the Observation Period and the Index Return is positive, at maturity you will receive your principal plus a return equal to the Index Return multiplied by the Participation Rate. Otherwise, at maturity you will receive only your principal.

Features

❑

Potential for Equity-Linked Performance—If the Index never closes at a level that is more than the Return Barrier above the Index Starting Level on any trading day during the Observation Period and the Index Return is positive, you will receive an equity-based return that may exceed the return you could receive on traditional fixed income investments.

❑	Preservation of Capital—At maturity, you will receive a cash payment equal to at least 100% of your principal.

Key Dates

Trade Date	October 26, 2007
Settlement Date	October 31, 2007
Final Valuation Date*	January 27, 2009
Maturity Date*	January 30, 2009

*	Subject to postponement in the event of a market disruption event, as described under “Description of Notes—Payment at Maturity” in the accompanying product supplement no. 830-I.

Security Offerings

We are offering 100% Principal Protection Barrier Notes Linked to the FTSE/Xinhua China 25 Index™. The Notes are offered at a minimum initial investment of $1,000 in denominations of $10 and integral multiples of $10 in excess thereof.

See “Additional Information about Lehman Brothers Holdings Inc. and the Notes” on page 2. The Notes offered will have the terms specified in the base prospectus dated May 30, 2006, the MTN prospectus supplement dated May 30, 2006, product supplement no. 830-I dated October 25, 2007, underlying supplement no. 990 dated October 25, 2007 and this pricing supplement. See “Key Risks” on page 5, the more detailed “Risk Factors” beginning on page SS-1 of product supplement no. 830-I for risks related to an investment in the Notes and “Risk Factors” beginning on page US-1 of underlying supplement no. 990 for risks related to the Index.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this pricing supplement, the accompanying base prospectus, MTN prospectus supplement, product supplement no. 830-I, underlying supplement no. 990 or any other related prospectus supplements, or any other relevant terms supplement. Any representation to the contrary is a criminal offense. The Notes are not deposit liabilities of Lehman Brothers Holdings Inc. and are not FDIC-insured.

	Price to Public	Underwriting Discount*	Proceeds to Us*
Per Note	100.00%	0.80%	99.20%
Total	$25,000,000.00	$200,000.00	$24,800,000.00

UBS Financial Services Inc.	Lehman Brothers Inc.

Additional Information about Lehman Brothers Holdings Inc. and the Notes

Lehman Brothers Holdings Inc. has filed a registration statement (including a base prospectus) with the U.S. Securities and Exchange Commission, or SEC, for this offering. Before you invest, you should read this pricing supplement together with the base prospectus, as supplemented by the MTN prospectus supplement relating to our Series I medium-term notes of which the Notes are a part, and the more detailed information contained in product supplement no. 830-I (which supplements the description of the general terms of the Notes) and underlying supplement no. 990 (which describes the Index, including risk factors specific to it). Buyers should rely upon the base prospectus, the MTN prospectus supplement, product supplement no. 830-I, underlying supplement no. 990, this pricing supplement, any other relevant terms supplement and any other relevant free writing prospectus for complete details. This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any written materials other than those mentioned in the preceding sentence. To the extent that there are any inconsistencies among the documents listed below, this pricing supplement shall supersede product supplement no. 830-I, which shall, likewise, supersede the base prospectus and the MTN prospectus supplement. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 830-I and “Risk Factors” in the accompanying underlying supplement no. 990, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov, with “Lehman Brothers Holdings Inc.” as a search term or through the links below, or by calling UBS Financial Services Inc. toll-free at 1-877-827-2010 or Lehman Brothers Inc. toll-free at 1-888-603-5847.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

♦	Product supplement no. 830-I dated October 25, 2007:

http://www.sec.gov/Archives/edgar/data/806085/000119312507225520/d424b2.htm

♦	Underlying supplement no. 990 dated October 25, 2007:

http://www.sec.gov/Archives/edgar/data/806085/000119312507225528/d424b2.htm

♦	MTN Prospectus supplement dated May 30, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000104746906007785/a2170815z424b2.htm

♦	Base Prospectus dated May 30, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000104746906007771/a2165526zs-3asr.htm

References to “Lehman Brothers,” “we,” “our” and “us” refer only to Lehman Brothers Holdings Inc. and not to its consolidated subsidiaries. In this document, “Notes” refers to the 100% Principal Protection Barrier Notes Linked to the FTSE/Xinhua China 25 Index™ that are offered hereby, unless the context otherwise requires.

Investor Suitability

The Notes may be suitable for you if, among other considerations:

♦	You seek an investment that offers 100% principal protection when the Notes are held to maturity

♦	You believe that the Index will rise over the Observation Period and that any such rise is unlikely to exceed the Index Barrier on any trading day during the Observation Period

♦	You are willing to hold the Notes to maturity

♦	You do not seek current income from this investment

♦	You are willing to invest in securities for which there may be little or no secondary market

♦	You are willing to forgo dividends paid on the stocks included in the Index

The Notes may not be suitable for you if, among other considerations:

♦	You believe the Index is likely to rise over the Observation Period and that such rise is likely to exceed the Index Barrier on any trading day during the Observation Period

♦	You are unable or unwilling to hold the Notes to maturity

♦	You prefer the lower risk, and therefore accept the potentially lower returns, of fixed income investments with comparable maturities and credit ratings

♦	You seek current income from your investments

♦	You seek an investment for which there will be an active secondary market

The suitability considerations identified above are not exhaustive. Whether or not the Notes are a suitable investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances. You should also review carefully the “Key Risks” on page 5, “Risk Factors” in product supplement no. 830-I, underlying supplement no. 990 and the MTN prospectus supplement for risks related to an investment in the Notes.

Final Terms

Issuer	Lehman Brothers Holdings Inc. (A+/A1/AA-)[1]

Issue Price	$10 per Note

Term	15 months

Index	The FTSE/Xinhua China 25 Index™ (Ticker: XIN0I) (the “Index”)

Principal Protection	100% if held to maturity

Participation Rate	100%

Payment at Maturity (per $10 principal amount Note)

If the Index closing level is never above the Index Barrier on any trading day during the Observation Period and the Index Return is positive, you will receive a cash payment, for each $10 principal amount Note, equal to:

$10 + ($10 × Index Return × Participation Rate)

If the Index closing level is never above the Index Barrier on any trading day during the Observation Period and the Index Return is zero or negative, you will receive a cash payment of $10 for each $10 principal amount Note at maturity.

If the Index closing level is above the Index Barrier on any trading day during the Observation Period, you will receive a cash payment, for each $10 principal amount Note, equal to:

$10 + ($10 × Conditional Coupon Rate)

Index Return	Index Ending Level - Index Starting Level
Index Starting Level

Index Starting Level	29,782.75, which was the closing level of the Index on the Trade Date

Index Ending Level	The closing level of the Index on the Final Valuation Date

Conditional Coupon Rate	4.00%

Return Barrier	43.00%.

Index Barrier	42,589.33, equal to the Index Starting Level × (1 + Return Barrier)

Observation Period	The period starting on (and including) the Trade Date and ending on (and including) the Final Valuation Date

CUSIP	52522L400

ISIN	US52522L4005

Determining Payment at Maturity

[1]

Lehman Brothers Holdings Inc. is rated A+ by Standard & Poor’s, A1 by Moody’s and AA- by Fitch. A credit rating reflects the creditworthiness of Lehman Brothers Holdings Inc. and is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating. The creditworthiness of the issuer does not affect or enhance the likely performance of the investment other than the ability of the issuer to meet its obligations.

Scenario Analysis and Examples at Maturity

The following examples and table illustrate the Payment at Maturity for a $10.00 Note on a hypothetical offering of the Notes:

Principal Amount:	$10.00
Index Starting Level:	29,782.75
Principal Protection:	100% at maturity
Term:	15 months
Return Barrier:	43.00%
Index Barrier:	42,589.33, which is 43.00% above the Index Starting Level
Conditional Coupon Rate:	4.00%
Observation Period:	The period starting on, and including, the Trade Date and ending on, and including, the Final Valuation Date.

		Index Never Closes Above the Return Barrier*		Index Closes Above the Return Barrier**
Index Ending Level	Index Return (%)	Payment at Maturity ($)	Notes Return (%)	Payment at Maturity ($)	Notes Return (%)
59,565.50	100%	N/A	N/A	$10.40	4.00%
53,608.95	80%	N/A	N/A	$10.40	4.00%
47,652.40	60%	N/A	N/A	$10.40	4.00%
42,589.33	43.0%	$14.30	43.00%	$10.40	4.00%
41,695.85	40.0%	$14.00	40.00%	$10.40	4.00%
35,739.30	20%	$12.00	20.00%	$10.40	4.00%
34,250.16	15%	$11.50	15.00%	$10.40	4.00%
32,761.03	10%	$11.00	10.00%	$10.40	4.00%
31,271.89	5%	$10.50	5.00%	$10.40	4.00%
29,782.75	0%	$10.00	0.00%	$10.40	4.00%
26,804.48	-10%	$10.00	0.00%	$10.40	4.00%
23,826.20	-20%	$10.00	0.00%	$10.40	4.00%
16,976.17	-43%	$10.00	0.00%	$10.40	4.00%
11,913.10	-60%	$10.00	0.00%	$10.40	4.00%
0.00	-100%	$10.00	0.00%	$10.40	4.00%

*	Calculation assumes that the Index never closes above the Index Barrier on any trading day during the Observation Period.
**	Calculation assumes that the Index closes above the Index Barrier on at least one trading day during the Observation Period.

Example 1: During the Observation Period, the Index closes at a level above the Index Barrier. You will receive a Payment at Maturity of $10.40 per $10 principal amount Note, calculated as follows:

$10 + ($10 × 4.0%) = $10.40

Example 2: During the Observation Period, the Index never closes above the Index Barrier and the Index Ending Level is 10% above the Index Starting Level. You will receive a Payment at Maturity of $11.00 per $10 principal amount Note, calculated as follows:

$10 + ($10 × 10% × 100%) = $11.00

Example 3: During the Observation Period, the Index never closes above the Index Barrier and the Index Ending Level is 10% below the Index Starting Level. You will receive a Payment at Maturity of $10.00 per $10 principal amount Note (a zero return).

What are the tax consequences of the Notes?

Lehman Brothers Holdings Inc. intends to treat, and by purchasing a Note, for all tax purposes, you agree to treat, a Note as debt subject to the contingent payment debt instrument rules. Lehman Brothers Holdings Inc. is required to provide the comparable yield to you and, solely for tax purposes, is also required to provide a projected payment schedule that includes the fixed payments on the Notes and estimates of the amount and timing of the contingent payments on the Notes. Lehman Brothers Holdings Inc. has determined that the comparable yield will be an annual rate of 4.4975%, compounded semi-annually. Based on the comparable yield, the projected payment schedule per $10 principal amount Note is $10.57 due at maturity.

Lehman Brothers Holdings Inc. agrees and, by purchasing a Note, you agree, for United States federal income tax purposes, to be bound by Lehman Brothers Holdings Inc.’s determination of the comparable yield and projected payment schedule. As a consequence, for United States federal income tax purposes, you must use the comparable yield determined by Lehman Brothers Holdings Inc. and the projected payments set forth in the projected payment schedule prepared by Lehman Brothers Holdings Inc. in determining your interest accruals (even though you will not receive any periodic payments of interest on the Notes), and the adjustments thereto, in respect of the Notes. See “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 830-I.

Key Risks

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the Index or any of the stocks included in the Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 830-I and in the “Risk Factors” section of the accompanying underlying supplement no. 990. You should reach an investment decision only after you have carefully considered with your advisors the suitability of an investment in the Notes in light of your particular circumstances.

♦

No Principal Protection Unless You Hold the Notes To Maturity—The Notes are not designed to be short-term trading instruments. You will receive at least the minimum payment of 100% of the principal amount of your Notes if you hold your Notes to maturity. If you sell your Notes in the secondary market prior to maturity, you will not receive principal protection. YOU SHOULD BE WILLING TO HOLD YOUR NOTES TO MATURITY.

♦

Market Risk—Amounts payable on the Notes and their market value will depend on the performance of the Index and will depend on where the Index closes on any single trading day during the Observation Period. YOU WILL RECEIVE NO MORE THAN THE FULL PRINCIPAL AMOUNT OF YOUR NOTES AT MATURITY IF THE INDEX RETURN IS ZERO OR NEGATIVE AND THE INDEX NEVER CLOSES ABOVE THE INDEX BARRIER ON ANY TRADING DAY DURING THE OBSERVATION PERIOD.

♦

The Notes Might Not Pay More Than the Principal Amount—You may receive a lower Payment at Maturity than you would have received if you had invested in the Index, any of the stocks underlying the Index, or contracts related to the Index. If the Index Ending Level is equal to or below the Index Starting Level and the Index never closes above the Index Barrier during the Observation Period, you will receive only the principal amount of your Notes.

♦

The Return Barrier Limits Your Potential Return—The appreciation potential of the Notes is limited to the product of the Participation Rate and the Return Barrier of 43.00%, regardless of the performance of the Index.

♦

No Interest or Dividend Payments or Voting Rights—As a holder of the Notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of stocks underlying the Index would have.

♦

Certain Built-in Costs are Likely to Adversely Affect the Value of the Notes Prior to Maturity—While the Payment at Maturity described in this pricing supplement is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. As a result, the price, if any, at which Lehman Brothers Inc. will be willing to purchase Notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the Maturity Date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. YOU SHOULD BE WILLING TO HOLD YOUR NOTES TO MATURITY.

♦

Dealer Incentives—We, our affiliates and agents act in various capacities with respect to the Notes. Lehman Brothers Inc. and other of our affiliates may act as a principal, agent or dealer in connection with the Notes. Such affiliates, including the sales representatives, will derive compensation from the distribution of the Notes and such compensation may serve as an incentive to sell the Notes instead of other investments. We will pay compensation of $0.08 per $10 principal amount Note to the principals, agents and dealers in connection with the distribution of the Notes.

♦

Lack of Liquidity—The Notes will not be listed on any securities exchange. Lehman Brothers Inc. intends to offer to purchase the Notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Lehman Brothers Inc. is willing to buy the Notes. If you are an employee of Lehman Brothers Holdings Inc. or one of our affiliates, you may not be able to purchase the Notes from us and your ability to sell or trade the Notes in the secondary market may be limited.

♦

Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

♦

We and Our Affiliates and Agents May Publish Research, Express Opinions or Provide Recommendations that Are Inconsistent with Investing in or Holding the Notes. Any Such Research, Opinions or Recommendations Could Affect the Level of the Index or the Value of the Notes—We, our affiliates and agents publish research from time to time on financial markets and other matters that may influence the value of the Notes, or express opinions or provide recommendations that may be inconsistent with purchasing or holding the Notes. We, our affiliates and agents may publish or may have published research or other opinions that are inconsistent with an investment position in the FTSE/Xinhua China 25 Index™. Any research, opinions or recommendations expressed by us, our affiliates or agents may not be consistent with each other and may be modified from time to time without notice. Additionally, UBS Financial Services Inc. and its affiliates may publish or may have published research and other opinions that are inconsistent with an investment position in the FTSE/Xinhua China 25 Index™. Investors should make their own independent investigation of the merits of investing in the Notes.

♦

Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the level of the Index on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other and which are set out in more detail in product supplement no. 830-I.

♦

Non-U.S. Securities Markets Risks—The stocks included in the Index are issued by foreign companies in foreign securities markets. These stocks may be more volatile and may be subject to different political, market, economic, exchange rate, regulatory and other risks than securities regulated in U.S. securities markets, which may have a negative impact on the performance of the Notes.

♦

The Index Return for the Notes Will Not be Adjusted for Changes in Exchange Rates—While the stocks included in the Index are denominated in currencies other than the U.S. dollars, the Index Return for the Notes is not adjusted for changes in exchange rates. Therefore, if the currencies in which the stocks included in the Index are denominated appreciate or depreciate relative to the U.S. dollar over the Observation Period, you will not receive any additional payment or incur any reduction in the Payment at Maturity.

♦	Uncertain Tax Treatment—Significant aspects of the tax treatment of the Notes are uncertain. You should consult your own tax advisor about your own tax situation before investing in the Notes.

♦

Credit of Issuer—An investment in the Notes will be subject to the credit risk of Lehman Brothers Holding Inc., and the actual and perceived creditworthiness of Lehman Brothers Holdings Inc. may affect the market value of the Notes.

The FTSE/Xinhua China 25 Index™

The FTSE/Xinhua China 25 Index™ is a stock index calculated, maintained, published and disseminated by FTSE/Xinhua Index Limited (“FXI”), a joint venture of FTSE Group and Xinhua Finance. As discussed more fully in underlying supplement no. 990 under the heading “The FTSE/Xinhua China 25 Index™,” the FTSE/Xinhua China 25 Index™ is designed to represent the performance of the mainland Chinese market that is available to international investors. The FTSE/Xinhua China 25 Index™ is quoted in Hong Kong dollars and is based on the 25 largest Chinese stocks, listed and trading on the Stock Exchange of Hong Kong Ltd.

You can obtain the level of the FTSE/Xinhua China 25 Index™ at any time from the Bloomberg Financial Markets page “XIN0I <Index> <GO>“ or from the FXI website at www.ftsexinhua.com.

The graph below illustrates the performance of the FTSE/Xinhua China 25 Index™ from March 16, 2001 to October 26, 2007. The historical levels of the FTSE/Xinhua China 25 Index™ should not be taken as an indication of future performance.

Source: Bloomberg L.P.

The FTSE/Xinhua China 25 Index™ closing level on October 26, 2007 was 29,782.75.

The information on the FTSE/Xinhua China 25 Index™ provided in this document should be read together with the discussion under the heading “The FTSE/Xinhua China 25 Index™” beginning on page US-3 of underlying supplement no. 990. Information contained in the FXI website referenced above is not incorporated by reference in, and should not be considered a part of, this pricing supplement.

Supplemental Plan of Distribution

We have agreed to sell to UBS Financial Services Inc. and Lehman Brothers Inc. (together, the “Agents”), and the Agents will agree to purchase, all of the Notes at the price indicated on the cover of this pricing supplement. UBS Financial Services Inc. may allow a concession not in excess of the underwriting discount to its affiliates.

We have agreed to indemnify the Agents against liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the Agents may be required to make relating to these liabilities as described in the MTN prospectus supplement and the base prospectus. We have agreed that UBS Financial Services Inc. may sell all or a part of the Notes that it purchases from us to its affiliates at the price indicated on the cover of this pricing supplement.

Subject to regulatory constraints, Lehman Brothers Inc. has agreed to use reasonable efforts to make a market in the Notes for so long as the Notes are outstanding.

We have, or our affiliate has, entered into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the Notes, and the Agents and/or an affiliate may earn additional income as a result of payments pursuant to the swap or related hedge transactions.